Grupo Financiero|Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
Managing Director
Telefax: (5411) 4343-7528
prichards@gfgsa.com
investorelations@gfgsa.com
--------------------------
www.gfgsa.com
-------------

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       FIRST QUARTER ENDED MARCH 31, 2003

     > (Buenos Aires, Argentina, June 03, 2003) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") ( Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2003, ended March 31, 2002.

Net loss for the quarter ended March 31, 2003

     > Net loss for the fourth quarter ended March 31, 2003, was Ps. 58.6 million, or Ps. 0.054 per share, equivalent to Ps. 0.540 per ADS. These results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

     > Grupo Galicia's financial statements as of March 31, 2003, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC), in accordance with Decree No. 664/2003 from The National Executive Power, the Resolution No. 441/2003 from the National Securities Commission and Argentine Central Bank Communique "A" 3921. In order to facilitate comparison, prior periods' amounts shown in the tables and exhibits were restated in constant pesos as of March 31, 2003, by applying the Wholesale Price Index (IPIM) until February 28, 2003.

     > Banco Galicia's financial statements do not include the consolidation with Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. since the quarter ended March 31, 2002.

     > The following table below shows results per share information, based on Grupo Galicia's financial statements.

                                                        Grupo Financiero|Galicia

                                                In constant pesos of March 31, 2003
--------------------------------------------------------------------------------------------------------------
                                                FY 2003                                 FY 2002
                                                --------                  -----------------------------------
Earnings per Share                               1st. Q                    4th. Q                     1st. Q
                                                03/31/03                  12/31/02                   03/31/02
--------------------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)             1,092,407                 1,092,407                  1,092,407
  Book Value per Share                              1,463                     1,500                      2,235
  Book Value per ADS(*)                            14,630                    15,000                     22,350
  Earnings per Share                              (0.054)                   (0.360)                (1.833)(**)
  Earnings per ADS(*)                             (0.540)                   (3,600)               (18.330)(**)
--------------------------------------------------------------------------------------------------------------

(*)  1 ADS = 10 ordinary shares

(**) Earnings per share and per ADS without considering Argentine Central Bank's
     Communique "A" 3703 reached to Ps.(0,600) and Ps.(6,000) respectively.

     >    Grupo  Galicia's  fourth  quarter net income  represents an annualized
          return  of  (1.01%)  on  average   assets  and   (14.85%)  on  average
          shareholders' equity.

                                                                         Percentages
------------------------------------------------------------------------------------------------------------
                                                FY 2003                                 FY 2002
                                                -------                    ---------------------------------
Profitability                                    1st. Q                    4th. Q                     1st. Q
                                                   %                          %                         %
------------------------------------------------------------------------------------------------------------
Return on Average Assets(*)                       (1.01)                    (4.94)                   (29.81)
Return on Average Shareholders Equity(*)         (14.85)                   (83.44)                  (238.44)
------------------------------------------------------------------------------------------------------------

(*)      Annualized

     > The Following table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's information by subsidiary. The "Income from stake in Sudamericana Holding" line includes the company's results as of December 2002 and the company's goodwill amortization. The "Income from stake in Galicia Warrants" line includes the company's results as of January 2003, the company's goodwill amortization and impairment. The "Other Income GFG" line includes financial results, and losses due to inflation exposure.

                                                         in millions of March 31, 2003 constant pesos
-------------------------------------------------------------------------------------------------------------
                                                 FY 2003                                 FY 2002
                                                 -------                    ---------------------------------
Net Income by Business                            1st. Q                    4th. Q                     1st. Q
-------------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.58%)       (37.5)                   (351.3)                  (1,994.5)
Income from stake in Net Investment (87.5%)        (1.0)                     (1.7)                      (0.4)
Income from stake in Sudamericana Holding (87.5%)  (4.4)                     (3.2)                       3.2
Income from stake in Galicia Warrants (87.5%)      (3,0)                     (1,0)                      (0.2)
Other Income GFG                                  (12.7)                     21.5                      (11,0)
Income Tax                                          -                       (57.1)                       -

Net Income for the period                         (58.6)                   (392.8)                  (2,002.9)
-------------------------------------------------------------------------------------------------------------

                                                        Grupo Financiero|Galicia

CONFERENCE CALL

On Tuesday, June 10 at 11:00 A.M. Eastern Standard Time (12:00 P.M. Buenos Aires
Time), GFG will host a conference call to review these results.

The call-in number is: (913) 981-5539

If you are unable to participate in the call, a replay will be available from Tuesday, June 10 at 3:00 P.M. Eastern Standard Time until Wednesday, June 11 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 475620.

                                                        Grupo Financiero|Galicia

Grupo Financiero Galicia S.A.

Figures in this table were restated in constant pesos as of March 31, 2003 applying an index of 1.0087 for December 2002; 0.9939 for September 2002, 1.1239 for June 2002 and 1.6372 for March 2002.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

------------------------------------------------------------------------------------------------------------------------------------
                                                             03/31/03        12/31/02       09/30/02        06/30/02        03/31/02
------------------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                                         573.1           546.1          461.5          573.0           450.2
GOVERNMENT AND CORPORATE SECURITIES                           1,643.6         1,828.6        4,331.0        2,290.8           523.9
LOANS                                                         9,436.2         9,584.4        9,935.5       10,923.8        16,416.5
OTHER RECEIVABLES RESULTING FROM FINANCIAL
BROKERAGE                                                     8,065.6         9,242.6        8,054.1       12,111.1        11,183.0
EQUITY IN OTHER COMPANIES                                        94.2           104.3           87.4           91.1            91.7
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
AND INTANGIBLE ASSETS                                         1,477.3         1,056.7        1,104.3        1,214.3         1,266.1
OTHER ASSETS                                                    443.5           367.6          385.8          473.9           599.3
TOTAL ASSETS                                                 21,733.5        22,730.3       24,359.6       27,678.0        30,530.7

DEPOSITS                                                      4,766.6         4,732.9        5,576.7        6,000.5         8,820.4
-Non-Financial Government Sector                                  3.0             7.9            3.4            5.4             8.6
-Financial Sector                                                 2.9             2.9            2.1            1.6             4.5
-Non-Financial Private Sector and Residents Abroad            4,760.7         4,722.1        5,571.2        5,993.5         8,807.3
  -Current Accounts                                             738.2           738.6          853.1          824.0         2,593.6
  -Savings Accounts                                             379.8           345.4          329.2          485.1         1,017.8
  -Time Deposits                                              2,092.4         2,188.9        1,756.1        1,837.4           538.2
  -Investment Accounts                                            0.0             0.0            0.0            0.0             0.0
  -Other                                                      1,135.4         1,044.6        1,912.5        2,306.4         4,438.0
  -Accrued interest and quotation differences payable           414.9           404.6          720.3          540.6           219.7

OTHER BANKS AND INTERNATIONAL ENTITIES                        2,968.2         3,386.0        3,733.3        4,493.1         5,288.1
NEGOTIABLE OBLIGATIONS                                        1,642.5         1,895.2        2,070.0        1,927.6         2,373.9
OTHER LIABILITIES                                            10,670.2        10,993.8       10,863.7       12,783.5        11,423.0
MINORITY INTERESTS                                               87.8            83.8           91.0          109.1           184.3
TOTAL LIABILITIES                                            20,135.3        21,091.7       22,334.7       25,313.8        28,089.7
SHAREHOLDERS' EQUITY                                          1,598.2         1,638.6        2,024.9        2,364.2         2,441.0

INFLATION EXCHANGE RATE
Retail Price Index (%)(**)                                       2.49            1.66           7.03          18.97            9.68
Wholesale Price Index (%)(**)                                    0.25           (1.47)         13.08          45.68           34.28
C.E.R.(%)(**)                                                    2.05            2.46           9.77          19.22            4.81
Exchange Rate($/U$S)(***)                                      2.9625          3.3630         3.7267         3.8000          3.0000

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**) Variation within the quarter.
(***) Last working day of the quarter.

                                                        Grupo Financiero|Galicia

Grupo Financiero Galicia S.A.

Figures in this table were restated in constant pesos as of March 31, 2003 applying an index of 1.0087 for December 2002; 0.9939 for September 2002; 1.1239 for June 2002 and 1.6372 for March 2002.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)

------------------------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                            03/31/03    12/31/02    09/30/02    06/30/02      03/31/02
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                                             667.7       318.4     1,137.2     2,821.2      1,098.9
-Interest on Cash and Due from Banks                                           0.0         0.2         0.3         0.1          0.6
-Interest on Loans to the Finalcial Sector                                    31.0        27.8        34.7        17.5          5.7
-Interest on Overdrafts                                                       12.0        87.1       (39.7)       58.1         29.8
-Interest on Notes                                                            30.6        75.6        14.2        14.0         54.9
-Interest on Mortgage Loans                                                   15.9        22.2        11.0        18.1         59.6
-Interest on Pledge Loans                                                      0.6        (4.0)        2.1        12.5         11.0
-Interest on Credit Card loans                                                29.9        29.5        38.5        28.0         81.1
-Interest on Other Loans                                                       5.9        16.9        22.4        23.0         51.1
-On Other Receivables Resulting from Financial Brokerage                      34.7        51.9        69.4        82.7         26.2
-Net Income from Government and Corporate Securities                          35.1        24.0       162.9       229.5        168.7
-Net Income from Guaranteed Loans-Decree 1387/01                              35.3       (70.9)       75.8        99.4        119.5
-Adjustment by application of adjusting index                                396.1       283.9       880.6     1,571.8        466.3
-Other                                                                        40.6      (225.8)     (135.0)      666.5         24.4

FINANCIAL EXPENSES                                                           946.2       625.3     1,102.7     1,031.6      1,748.0
-Interest on Demand Accounts Deposits                                          4.4         2.1         9.9         3.7          1.4
-Interest on Savings Accounts Deposits                                         0.6         0.2         0.6        (0.3)         2.9
-Interest on Time Deposits                                                    61.2        75.8        73.8        42.9         74.2
-Interest on Loans from Financial Sector                                       1.8        13.6        (8.5)        0.5         19.3
-For other Liabilities resulting from Financial Brokerage                     87.1       267.6        67.8       127.7        189.9
-Other interest                                                              121.5       193.8       663.6       605.1        122.0
-Net income/(loss) on options                                                  0.0         0.0         0.3         0.0          0.0
-Adjustment by application of adjusting index                                140.7        59.3       440.2       949.3        285.8
-Other                                                                       528.9        12.9      (145.0)     (697.3)     1,052.5

GROSS BROKERAGE MARGIN                                                      (278.5)     (306.9)       34.5     1,789.6       (649.1)

PROVISIONS FOR LOAN LOSSES                                                    59.2       128.6       232.4       867.0        193.6

INCOME FROM SERVICES, NET                                                     80.4        79.8        81.7        55.7        157.0

MONETARY LOSS FROM FINANCIAL INTERMEDIATION                                  (14.5)      135.9      (496.1)     (633.8)      (443.6)

ADMINISTRATIVE EXPENSES                                                      128.5       235.9       213.5       190.3        260.6
-Personnel Expenses                                                           55.1       142.4       121.7        87.4        129.2
-Directors' and Syndics' Fees                                                  0.7         0.5         0.3         0.5          1.7
-Other Fees                                                                    2.3         7.0         4.4         5.1          6.2
-Advertising and Publicity                                                     2.8         4.8         2.5         2.8          4.5
-Taxes                                                                         6.3         6.8         8.2        11.0         16.1
-Other Operating Expenses                                                     52.3        58.0        69.7        71.4         86.5
-Other                                                                         9.0        16.4         6.7        12.1         16.4

MONETARY GAIN FROM OPERATING EXPENSES                                          0.1        (0.3)        1.8         8.7         10.8

MINORITY INTEREST                                                             (2.8)     (103.0)       19.2        80.7        272.6

INCOME FROM EQUITY INVESTMENTS                                                (9.0)       59.4        (0.9)      548.0       (617.4)

NET OTHER INCOME                                                             354.5       226.5       196.7      (698.4)      (101.8)

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                                     9.7       (74.5)      212.9      (133.7)      (165.7)

INCOME TAX                                                                    10.8        45.2       (19.0)       28.1         11.5

NET INCOME BEFORE THE ABSORPTION                                             (58.6)     (392.8)     (377.1)      (68.6)    (2,002.9)

ABSORPTION "AD-REFERENDUM" OF THE SHAREHOLDERS' MEETING                        0.0         0.0        37.8     1,332.2          0.0

NET INCOME AFTER THE ABSORPTION                                              (58.6)     (392.8)     (339.3)    1,263.6     (2,002.9)

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550).

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